Solar for Chowchilla Pistachio Farm

Regulation Crowdfunding Form C

Offering Statement (Construction Note)

Issuer	Gold Leaf Farming LP, a Delaware limited partnership
Principal Office	2261 Market Street, PMB 85480, San Francisco, CA 94114
Website	https://goldleaf.ag/
Project	Solar for Chowchilla Pistachio Farm at 4MP3+955, Chowchilla California 93610, United States (construction-stage distributed solar)
Securities	Fractional interests in a single promissory note, administered by Climatize Earth Securities LLC, a funding portal registered with the U.S. Securities and Exchange Commission and a member of FINRA, acting on behalf of investors for payment administration, reserve control, and enforcement.
Target Offering Amount	$303,500
Maximum Offering Amount	$551,500
Interest Rate	9.50 % per annum (fixed, simple interest)
Term / Maturity	48 months from Issuance Date (interest-only; balloon principal due at maturity)
Minimum Investment	$10 (additional increments of $1)
Governing Law (Note)	California
Subordination at Issuance	Contractually subordinate to American Ag Credit (revolver and mortgage) under an executed Subordination Agreement; investor payments may be delayed during any senior-lender default or blockage period.
Payment Reserve Account	Custodied with the approved escrow facilitator and funded at closing; control "springs" to the Administrative Agent only upon payment default or another defined event.
Offering Page	https://climatize.earth/
Issuance Date	Business day immediately following a valid closing when subscriptions are settled, and the Note is issued.

A crowdfunding investment involves risk. Do not invest unless you can afford to lose your entire investment. Payments may be delayed or restricted by the Note covenants (including Payment Reserve requirements) and any Subordination agreement.

Table of Contents

Disclosures...3

Updates on the Offering Page..4

About this Form C..5

Attestations..6

Business...7

Directors, Officers Employers..9

The Offering...10

Terms of the Offering...11

Financial Condition..14

Regulatory Information...16

Risk Factors...18

Exhibit A – Promissory Note...20

Exhibit B – Term Sheet..21

Exhibit C – Subordination Agreement...22

Appendix 1. Important Information About the Crowdfunding Process...............................23

Appendix 2 – Payment Schedule (Interest-Only; Illustrative)..25

Appendix 3 – Financial Statements..26

Appendix 4 – Material Information...27

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. Investors must read the entire Form C and all Exhibits before investing. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. Crowdfunded securities are speculative, illiquid, and involve substantial risk, including possible loss of the entire amount invested.

These securities are offered under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding ("Reg CF"). The U.S. Securities and Exchange Commission ("SEC") does not pass upon the merits of any securities offered, the terms of any offering, or the accuracy of this document. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration. Additionally, these Securities have not been recommended or approved by any federal or state securities. No state or federal authority has recommended or approved these securities.

This Form C contains forward-looking statements concerning the Issuer, its operations, projects, and industry. These statements are based on the current assumptions and information available to management. Words such as "believe," "anticipate," "intend," "expect," or similar expressions indicate forward-looking statements. These statements are subject to risks and uncertainties that could cause the actual results to differ materially. Except as required by law, the Issuer undertakes no obligation to update forward-looking statements after the date hereof. Investors are cautioned not to place undue reliance on these forward-looking statements.

Securities purchased under Reg CF cannot be resold for one year except to the Issuer, an accredited investor, as part of a registered offering, or to certain family-related transferees. No secondary market is expected.

Investors may cancel a commitment until 48 hours before the Offering deadline. If a material change occurs (i.e., a change that could reasonably affect an investor's decision), investors will receive notice and must reconfirm within five business days, or the commitment will be canceled and refunded without interest or deduction.

If any funds are released in error or contrary to Reg CF rules, the Issuer must return those funds to the custody account. This obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Nothing in these disclosures limits or alters any rights or obligations under the Note, any Offering documents, or applicable law.

Updates on the Offering Page

All Offering status updates, funding progress reports, and material changes will be posted on the Climatize Offering Page at https://climatize.earth (the "Offering Page") and filed with the SEC as required.

Communication Channels. Investor questions will be handled in the "Discussion" tab on the Offering Page and/or via the Intermediary's electronic system. Official notices will be posted to the Offering Page and delivered electronically as applicable.

About this Form C

This Offering is conducted through Climatize Earth Securities LLC (SEC CRD #317990; FINRA member), a registered funding portal and Administrative Agent. The Offering Page at https://climatize.earth provides Offering documents, investor education, Q&A, and updates which are expressly incorporated by reference into this Form C.

The Issuer, Gold Leaf Farming LP, is a Delaware limited partnership and the borrower under the Note. References to "we," "us," or "our" mean GLF LP. Climatize also acts as Administrative Agent on behalf of Noteholders collectively, administering the Payment Reserve Account, verifying milestone draws, if any, monitoring covenant compliance, coordinating payment processing and enforcing obligations as set forth in the Offering Documents.

The information contained in this Form C is believed to be accurate in all material respects as of the filing date. However, the Issuer's business, financial condition, and results of operations may change without notice. Summaries of any agreements or documents are provided for convenience only and are qualified in their entirety by the actual executed documents.

By subscribing to this Offering, investors acknowledge and agree to be bound by the terms of the Promissory Note and all related agreements, including limitations on payments and covenants relating to the Payment Reserve Account and pledged collateral. Investors should rely solely on this Form C and its Exhibits when evaluating the Offering. No other representation or warranty is authorized.

Prior to any purchase, prospective investors may request additional information or direct questions to the Issuer's management concerning the terms, conditions, or other matters related to this Offering. Each investor is encouraged to perform an independent analysis before making an investment decision.

This Form C may not be reproduced or used for any purpose other than evaluating this Offering. Delivery of this document does not imply that its contents are current beyond the filing date. Resale restrictions appear in Appendix 1. Capitalized terms have the meanings assigned in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or as defined herein.

Attestations

Pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Reg CF (17 C.F.R. § 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form C and has caused this Form to be signed on its behalf by the duly authorized undersigned. Specifically, the Issuer certifies that all of the following statements are TRUE, in all material respects.

1. The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. The Issuer has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the Issuer was required to file such reports).
6. The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
7. The Issuer is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Issuer certifies that, to the best of its knowledge, the information provided in Form C is true, accurate, and complete as of the date hereof. The Issuer acknowledges that Climatize serves as the registered funding-portal intermediary for this Offering and as the Administrative Agent. As an intermediary and Administrative Agent, Climatize is not a party to the Note and assumes no liability with respect to its terms or enforcement.

This attestation is governed by and constructed in accordance with the laws of the State of California; the Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences. Intentional misstatements or omissions of material facts constitute violations of 18 U.S.C. § 1001.

Gold Leaf Farming, LP
a Delaware limited Partnership

By: _Jimmy Gill_____
Name: Jimmy Gill
Title: Asset Manager
Date: January 21, 2026

Business

Description of the Issuer. Gold Leaf Farming LP ("GLF LP," "Gold Leaf," or the "Issuer") is a Delaware limited partnership headquartered in Modesto, California. The partnership owns and manages farmland and tree-nut orchards (i.e., almonds, pistachios, and related specialty crops) across the western United States using regenerative agricultural practices that emphasize soil health, efficient water use, and long-term land stewardship.

Electricity is one of the largest variable costs in orchard irrigation, processing, and cold-storage operations. Grid prices in California have risen sharply, increasing volatility in annual operating expenses. To hedge that volatility and improve sustainability, Gold Leaf is investing in on-site renewable-energy systems that power irrigation pumps and farm facilities directly, thereby lowering exposure to utility rate changes and enhancing energy independence.

About the Project. Solar for Chowchilla Pistachio Farm (the "Project") is a construction-stage 325 kWdc (≈ 300 kWac) single-axis tracking photovoltaic array located in Chowchilla, California. The system is designed to offset nearly all electricity consumption for irrigation and cold-storage operations serving an orchard managed by the Issuer. Power produced will interconnect with Pacific Gas & Electric ("PG&E") under the state's Net Energy Metering 2.0 ("NEM 2.0") program.

Key Attributes.

Attribute	Description
System Capacity	~ 325 kWdc (300 kWac), single-axis tracker
Expected Annual Production	≈ 511 MWh (first-year estimate)
EPC Contractor	TBD - Reviewing Final EPC Bids
Major Equipment	C56W-535MB-AG; SMA 50 Inverter Model
Expected COD	Q2-Q3 2026
Useful Life	25 years minimum
Host Customer	Gold Leaf Farming LP

Use of Proceeds. Proceeds from this Offering will be applied exclusively to qualified construction-stage and related expenditures. These include, but are not limited to:

1. Engineering, Procurement & Construction (EPC). Milestone-based progress payments for materials, labor, and installation of the PV system.
2. Site Preparation & Civil Work. Grading, trenching, fencing, and other site infrastructure required for array installation.
3. Interconnection and Permitting. Utility deposits, studies, and fees payable to PG&E and local jurisdictions.
4. Payment Reserve Account. Initial capitalization of the reserve equal to one quarterly interest payment, held in custody in a designated account for the benefit of investors.
5. Insurance and Professional Costs. Coverage premiums, legal, accounting, and project-management expenses directly associated with the Project.
6. Working Capital. Limited short-term funds to support project administration, equipment logistics, and commissioning.

All disbursements from Offering proceeds are subject to review and confirmation by the Administrative Agent. However, no milestone-based payments are currently scheduled or occurring. Funds are released in accordance with the approved budget and documentation requirements applicable to the project. No affiliate distributions or non-project expenses are permitted without the prior written consent of the Administrative Agent acting on behalf of investors.

Administrative Oversight and Payment Structure. Climatize Earth Securities LLC ("Climatize") serves dual roles as SEC-registered funding portal and as Administrative Agent under the Offering Documents. At closing, all Offering proceeds are deposited into a "custody" and Payment Reserve Account. Control of these accounts remains dormant and transfers automatically ("springs") to the Administrative Agent only upon the occurrence of a payment default as defined in the Promissory Note.

All disbursements from Offering proceeds are subject to review and confirmation by the Administrative Agent; however, no milestone-based draws are presently scheduled or occurring. Funds are released in accordance with the approved project budget and supporting documentation. No affiliate distributions or non-project expenses may be made without the prior written consent of the Administrative Agent acting on behalf of investors.

Investor interest payments are made quarterly in arrears through the Administrative Agent's payment system, and principal is repaid as a single balloon payment at maturity. All receipts are applied according to the established payment waterfall, with proceeds first allocated to administrative and servicing fees, followed by reserve replenishment, accrued interest, and principal repayment. Any remaining balance is held for future reserves or permitted working capital, as provided in the Offering Documents.

Climatize is not a party to the Note and assumes no liability with respect to its terms or enforcement. The Issuer indemnifies the Administrative Agent, Climatize, affiliates, and their respective affiliates, officers, directors, employees, agents, and representatives against all claims, actions, proceedings, damages, losses, liabilities, costs, and expenses including reasonable attorneys' fees and costs related to the Offering Documents, except for gross negligence or willful misconduct of the indemnified party.

Partnership Structure and Governance. GLF LP is managed by its general partner, GLF LLC, which appoints officers responsible for daily operations, finance, and agricultural strategy. Limited partners possess economic but not managerial rights. Governance matters are set forth in the partnership agreement and applicable Delaware law.

Legal Proceedings. On July 29, 2022, a former employee filed a complaint against certain affiliates of the partnership alleging multiple California employment-law claims, including retaliation and wage-related violations. The affiliates deny the allegations but elected to settle; insurance covered a material portion of the settlement. No continuing obligations or contingent liabilities remain.

Directors, Officers Employers

Executive Team and Governance. The following individuals direct the business and affairs of Gold Leaf Farming LP (the "Issuer"). Each also holds responsibilities within affiliated entities that manage the partnership's agricultural and renewable-energy operations.

Name	Title	Primary Responsibilities / Experience
Jack McCarthy	Co-Founder & Chief Executive Officer	Co-founded GLF in 2017; leads overall strategy, finance, and operations. Background in agricultural investment and operations; M.B.A., Stanford Graduate School of Business.
Kim Dziuk	Vice President of Finance	Responsible for accounting, financial controls, investor relations, and capital-markets activity. CPA with 15 years in agribusiness finance.
Jackie Zielke	Vice President of Operations	Manages orchard operations, labor, and sustainability programs across California and Arizona.

All executive officers serve at the pleasure of the Issuer's General Partner, GLF LLC. No independent directors are publicly disclosed.

Principal Security Holders. As of the date of this Form C, the following partners beneficially own more than 20 % of the Issuer's voting equity calculated by voting power:

Holder	Class / Units Beneficially Owned	% Voting Power Before Offering
Jack McCarthy	General Partner Control	100%

No other individual or entity beneficially owns 20 % or more of the Issuer's voting power. Any changes will be disclosed on Form C/A as required.

Employees. As of this filing, Gold Leaf Farming LP does not directly employ personnel. All day-to-day staff are employed and compensated through affiliated management entities under common control. Collectively, these affiliates employ both salaried and seasonal workers across their portfolio. Core functions include orchard operations, agronomy, engineering and construction oversight, finance, ESG reporting, and investor relations.

The Offering

Purpose and Structure. This Offering provides construction-stage financing for the project. The proceeds will fund construction, capitalize the Payment Reserve Account, and cover limited project-related working capital. At issuance, the Note is contractually subordinated to senior facilities of American Ag Credit under an executed Subordination Agreement, attached as Exhibit C. During any senior-lender default or "blockage" period, payments to investors may be delayed until the senior obligation is cured; once cured, distributions resume under the Payment Waterfall.

Principal Terms.

Term	Description
Issuer	Gold Leaf Farming LP
Project	Solar for Chowchilla Pistachio Farm
Interest Rate	9.50% per annum (fixed, simple interest)
Term / Maturity	48 months from Issuance Date (interest-only; balloon principal due at maturity)
Payment Frequency	Quarterly in arrears on Jan 1, Apr 1, Jul 1, Oct 1
Minimum Investment	$10 (initial) + $1 increments
Collateral / Security	Project-level equipment and accounts funded by Offering proceeds; Payment Reserve Account held in a designated account (springing control to Administrative Agent upon default)
Governing Law	California
Administrative Agent	Climatize Earth Securities LLC
Subordination	To American Ag Credit senior facilities pursuant to executed agreement

Use of Proceeds and Reserve Sizing. At closing, Offering proceeds are distributed according to the structure shown below. An Origination Fee equal to approximately five percent (5%) of gross proceeds is paid to Climatize for intermediary and administrative services. The first year of Servicing Fees (0.5% per annum) are also paid in advance at closing rather than deducted from project cash flow in later periods.

The Payment Reserve Account is equal to one quarterly interest payment. The reserve is owned by the Issuer, and any interest earned on the balance accrues for the Issuer's benefit. Control of the reserve remains dormant and transfers automatically ("springs") to the Administrative Agent only upon an event of default under the Note.

The remaining net proceeds are applied to engineering, procurement, and construction (EPC) costs, site preparation, interconnection, and related soft costs. The Administrative Agent may review documentation or confirm compliance as needed but does not approve or reject routine disbursements.

Category	Target	Maximum	Description
Origination Fee (5 %)	$15,175	$27,575	Paid to Climatize at closing for intermediary services.
Servicing Fee (0.5 % p.a., prepaid)	$6,0705	$11,030	First year of servicing paid in advance at closing; later years, if any, held in the Reserve Account
Payment Reserve Account	$7,208.13	$13,098.13	Held in a designated account; springing control to Administrative Agent upon default.
Total Proceeds	303,500	551,500	Inclusive of all fees, reserves, and project funding.

Use of Net Proceeds – Legal & Accounting. Routine expenses such as legal, accounting, insurance, digital transfer agent, escrow, and banking fees will be paid by the Issuer. These costs when covered separately by the company and do not reduce the principal amount that investors are funding.

Terms of the Offering

Summary. You are purchasing a debt note issued by the Issuer to finance construction of the Solar for Chowchilla Pistachio Farm. Interest is paid quarterly in arrears; principal is repaid in one lump sum at maturity. The proceeds will fund engineering, procurement and construction (EPC) costs, interconnection fees, and the Payment Reserve Account while providing limited working capital for project administration. At issuance, the note is contractually subordinated to senior facilities with American AgCredit under an executed Subordination Agreement.

- Instrument: Contractually Subordinated Construction-Stage Promissory Note
- Target Offering Amount: $303,500
- Maximum Offering Amount: $551,500
- Interest Rate: 9.50% per annum (fixed, simple interest)
- Offering Period: As posted on the funding portal; the Issuance Date is the first business day following a valid closing.
- Term / Maturity: 48 months from the Issuance Date (interest-only with a balloon principal payment at maturity).

The Notes are governed by a Promissory Note and Term Sheet and are subject to the executed Subordination Agreement with American Ag Credit, each of which are incorporated by reference into this Form C. Capitalized terms not defined herein are defined in those documents or in Appendix 1.

Minimum Investment. The minimum investment in this Offering is $10. Additional amounts may be invested in increments of $1 thereafter.

Repayment Terms.

Interest Only	Accrued and unpaid interest is payable quarterly in arrears on January 1, April 1, July 1, and October 1. The first payment may be a short "stub" period from the Issuance Date to the first scheduled payment date.
Maturity	All unpaid interest and principal are due in full on the maturity date (balloon payment).
Prepayments	The Issuer may prepay the Note at any time without penalty; accrued interest through the prepayment date remains due.
Payment Reserve	A Payment Reserve Account will be funded at closing. The reserve is owned by the Issuer and remains under Issuer control unless an event of default occurs, in which case control automatically "springs" to the Administrative Agent for the benefit of investors.. Interest earned on the reserve accrues to the Issuer. Funds in the reserve may be used solely to support scheduled payments pursuant to the Payment Waterfall and must be replenished if drawn.

Collateral (Contractually Secured; Subject to Perfection). At issuance, Noteholders receive contractual security interests in specific project-level assets and accounts related to the Project. These security interests are not perfected at closing. Under the Promissory Note, the Administrative Agent may perfect liens after an event of default or as necessary to protect investors. Until perfection, investors do not have the same rights as a perfected secured creditor against third parties.

Contractually secured collateral includes, as applicable:

- Project equipment purchased with Offering proceeds;
- Specified project contracts for development, construction, and operation funded by this Offering;
- Any applicable leasehold or site-control interests associated with the financed project;
- Interconnection rights, deposits, and fees funded by this Offering;
- Equity interests in the project entity owned by the Issuer or its affiliates, to the extent pledged in the Offering Documents; and

- The Payment Reserve Account to the extent funded and held under Administrative Agent control.

Use of Proceeds Restrictions. Proceeds must be used strictly as set forth in the Term Sheet and this Form C, limited to (i) EPC costs (materials, labor, installation of the PV system); (ii) site preparation, civil work, and utility interconnection fees; (iii) permitting and engineering services; (iv) initial funding of the Payment Reserve; and (v) limited working capital necessary to administer and complete construction.

No distributions, expenses, or uses outside the scope of the Term Sheet are permitted without prior written consent from the Administrative Agent acting on behalf of the Investors.

Permitted Financing and Distributions. The Issuer may obtain tax equity, senior project-level financing, or other third-party capital for this or other projects, provided that it remains current under this Note and the Offering Documents. Such financing does not trigger acceleration or default so long as it does not impair contractual protections. If additional senior debt is added, a Subordination Agreement acceptable to the Administrative Agent will govern.

Payment Waterfall. All repayments follow the waterfall set forth in the Promissory Note and Term Sheet:

1. Approved fees (including Administrative and Servicing Fees) and required reserve amounts;
2. Accrued interest;
3. Principal; and
4. Excess cash, which may be restricted during a default or blockage period, if applicable.

Change of Control / Sale of Issuer. Upon a Change of Control, all outstanding principal and accrued interest become immediately due and payable with no prepayment penalty.
"Change of Control" means:

1. The sale or disposition of all or a substantial portion of the Issuer's assets or equity;
2. A change in more than 50 % of the Issuer's voting power; or
3. Any merger or reorganization in which the existing owners do not retain at least 50 % of voting control of the resulting entity.

Event of Default. Excluding force majeure, an Event of Default includes (but is not limited to):

1. Failure to pay any amount when due;
2. Breach of any material obligation or representation;
3. Commencement by or against the Issuer of bankruptcy or similar insolvency proceedings (after 90 days if involuntary);
4. Materially false or misleading statements;
5. Improper use of Offering proceeds;
6. Dissolution or disqualification of the Issuer; or
7. Violation of the Term Sheet, Promissory Note, or other Offering Documents.

Notice of Default. The Issuer must notify Investors within five (5) days after any default or material adverse event likely to trigger a default.

Remedies. After a 30-day cure period, the Administrative Agent, acting for Investors, may (1) Accelerate the Loan; (2) Apply excess cash to principal per the Payment Waterfall; or (3) Restrict or delay payments during a senior-lender default or blockage period, if a Subordination Agreement is in effect. Additionally, the Administrative Agent may perfect liens, enforce collateral pledges, take control of the Payment Reserve Account, and pursue other creditor remedies permitted by law.

Description of Securities. The securities are debt notes representing a fixed-income obligation of the Issuer. Noteholders are creditors, not owners or equity holders. No conversion feature or equity participation is offered. In bankruptcy or liquidation, Noteholders rank below senior lenders, if any, and above equity holders. Repayment is not guaranteed and depends on project performance and enforceability of the Offering Documents.

Voting Rights. Noteholders have no voting rights in the Issuer's governance. They may have creditor rights under applicable law if default occurs.

Modification and Termination. After the Offering closes, terms cannot be modified by the Issuer except as permitted under the Note and Reg CF rules. Any material changes before closing requires investor reconfirmation.

Transfer Restrictions Under Reg CF. These securities may not be transferred during the first year after purchase except to the Issuer, **a**n accredited investor, **a**s part of a registered offering, or **t**o certain family-related transferees or a trust controlled by the purchaser. After one year, transfers require Issuer consent so that records remain accurate.

Valuation Methodology. The Notes are valued at par (i.e., original principal). The 9.50 % fixed interest rate reflects market terms for a construction-stage secured note with a Payment Reserve Account under Reg CF.

Subordination of Note. At issuance, the Note is subordinate to the senior credit facilities of American Ag Credit pursuant to an executed Subordination Agreement. During any senior-lender default or blockage period, payments to Investors may be delayed or suspended as required by that agreement. When the senior default is cured or the blockage period ends, payments resume per the Promissory Note and Payment Waterfall.

Prior Exempt Offerings

The Issuer and its affiliates have previously conducted exempt offerings of securities, including offerings made in reliance on Regulation Crowdfunding and Regulation D of the Securities Act of 1933.

Form and File	Filed	Filing Entry / Person
C (Offering Statement)	11/20/2025	Gold Leaf Farming
C (Offering Statement)	10/29/2025	Gold Leaf Farming
D (Notices of Sales of Unregistered Securities)	2/12/2025	Gold Leaf Farming
D/A (Notices of Sales of Unregistered Securities)	2/12/2025	Gold Leaf Farming
D (Notices of Sales of Unregistered Securities)	6/10/2024	Gold Leaf Farming
D/A (Notices of Sales of Unregistered Securities)	3/15/2024	Gold Leaf Farming
D (Notices of Sales of Unregistered Securities)	9/20/2023	Gold Leaf Farming
D (Notices of Sales of Unregistered Securities)	4/20/2023	Gold Leaf Farming

Financial Condition

Forward-Looking Statements. THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS OFFERING STATEMENT OR THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Statements of the Issuer. Audited U.S. GAAP financial statements for the fiscal years ended December 31, 2023, and December 31, 2024 (with independent accountant's Audit Report dated September 12, 2025) are incorporated in <u>Appendix 3</u>. They include balance sheets, income statements, partners' equity, cash-flow statements, and notes.

Notes to the Financial Statements

- Entity & Operations. GLF LP is a Delaware limited partnership engaged in tree-nut farming and related renewable-energy projects throughout California and Arizona.
- Revenue Recognition. Revenue is recognized upon transfer of crop products to buyers and delivery of ancillary services.
- Debt & Leases. The Issuer uses long-term land and equipment leases and maintains secured credit facilities with agricultural lenders such as American Ag Credit.
- Litigation. One settled employment-law claim from 2022 was covered primarily by insurance; no material liabilities remain.
- No Material Contingencies. No unresolved legal or environmental matters affect the Issuer's operations.

Liquidity and Capital Resources. As of December 31, 2024, the Issuer held $1.4 million in cash and cash equivalents and reported total current assets of $30.2 million against current liabilities of $17.6 million, indicating positive working capital of about $12.6 million. Operating cash flow for the year was negative ($15.6 million), primarily reflecting seasonal timing of crop receipts and increased capital expenditures on orchard improvements. Partner's capital totaled $106 million at year-end. Existing cash balances, receivables from crop sales, and proceeds from this Offering are expected to provide sufficient liquidity for the next 12 months under normal operating conditions. No material debt maturities occur within the next fiscal year other than schedule repayments and ordinary-course lease obligations.

Capitalization and Indebtedness. The Issuer has no preferred equity, convertible securities, or off-balance-sheet arrangements. Future financings will be disclosed via Form C/A as required.

Class of Capital	Amount Outstanding (12/31/24)	Notes
Partners' Capital	$106.0 million	Limited-partnership equity interests; no par value
Long-Term Debt & Lease Liabilities	$101.0 million	Agricultural mortgages and equipment leases to American Ag Credit and others
Short-Term Borrowings	$0.0 million	None beyond normal trade payables
Total Capitalization	**$207.0 million**	—

Financial Outlook and Noteholder Status. Management expects continued profitability from farming operations and incremental benefits from on-site solar projects that reduce utility expenditures and stabilize cash flow. Investors in this Offering are creditors of GLF LP under the Note. Interest-only payments are made quarterly through the Administrative Agent, with principal due at maturity. The Payment Reserve Account is funded at closing for investor benefit. If additional senior debt is later added for this project, priority will be governed by the executed Subordination Agreement.

Regulatory Information

Tax. Investors will receive annual tax statements for interest income earned on their Notes. The Issuer is responsible for the preparation and issuance of IRS Form 1099-INT or successor form, in accordance with Internal Revenue Code § 6049 and applicable Treasury Regulations.

Process.

1. Climatize prepares draft 1099-INT forms and submits them to the Issuer for review.
2. Upon Issuer approval, final forms are delivered electronically to each investor no later than January 31 of the following year.
3. Investors must maintain current taxpayer identification, mailing, and email information with both the Issuer and Climatize.

No tax withholding occurs unless required by law. Investors are solely responsible for their own filings and any resulting liabilities.

Bad-Actor Disqualification (Rule 503). After reasonable inquiry, the Issuer certifies that no "disqualifying event," as defined in 17 C.F.R. § 227.503, has occurred with respect to the Issuer or any predecessor, its affiliates, directors, officers, or control persons, or any beneficial owner of 20 % or more of voting equity.

Background and regulatory screenings are conducted for all covered persons. The Issuer will file an amended Form C if any disqualifying event arises.

Annual Reports and Ongoing Compliance. The Issuer will electronically file an annual Form C-AR with the SEC and post it publicly within 120 days after each fiscal year-end at https://goldleaf.ag/investors.

Reporting continues until the earliest of:

1. The Issuer becomes subject to Exchange Act Sections 13(a) or 15(d);
2. The Issuer has filed at least one Form C-AR and has fewer than 300 holders of record;
3. The Issuer has filed Form C-ARs for three consecutive years after its most recent Reg CF offering and has total assets ≤ $10 million;
4. All Reg CF securities have been repurchased or redeemed; or
5. The Issuer is liquidated or dissolved under state law.

When any condition above is satisfied, a Form C-TR termination notice will be filed.

Intermediary Role and Compensation. Climatize Earth Securities LLC (SEC CRD # 317990; FINRA member) serves as both a registered funding portal intermediary under Reg CF, and Administrative Agent for investors under the Offering Documents. Functions include investor onboarding (KYC/AML), escrow administration through escrow facilitator, subscription processing, reserve management, payment distribution, tax reporting, and coordinating enforcement under the Note and related Offering Documents.

Fee Type	Description	Rate	Payable By	Timing
Origination Fee	One-time fee on gross Offering proceeds	5.00 %	Issuer	Deducted at closing
Administrative / Servicing Fee	Ongoing servicing fee on loan principal	0.50 % p.a.	Issuer	Paid annually in advance

These fees fully compensate Climatize for both portal and Administrative-Agent duties and are disclosed under Reg CF Rule 300(b).

Compliance History. To the Issuer's knowledge, neither Gold Leaf Farming LP nor its affiliates has ever failed to comply with Reg CF requirements. Internal checklists govern EDGAR filings, investor updates, and material-change notices consistent with SEC and FINRA standards.

Risk Factors

A crowdfunding investment involves risk. Invest only if you can afford to lose your entire investment. These securities have not been recommended or approved by any regulatory authority. Investors must review all Offering Documents carefully and conduct their own due diligence.

Construction and Performance Risk. Delays, cost overruns, or equipment defects may reduce available cash flow or delay operations. Weather, labor availability, and supply-chain issues could affect schedule and budget.

Single-Asset Concentration. This Offering is tied to one construction-stage asset. A project-specific issue (e.g., counterparty, equipment, site, or regulatory) is not diversified across many assets and could materially affect repayment.

Counterparty and EPC Risk. Project completion depends on the performance of the EPC contractor and equipment vendors. Default or non-delivery could impair completion or trigger Payment Reserve draws.

Equipment Failure and Warranty Risk. Modules or inverters may fail prematurely or degrade faster than expected. Warranty claims may be delayed or disputed, raising maintenance costs and downtime.

Interconnection and Utility Risk. The Project depends on interconnection. Tariff changes, grid curtailment, queue delays, or outages could reduce the value of exported power.

Regulatory and Policy Risk. Changes in federal or state renewable-energy rules (e.g., ITC rates, direct-pay eligibility, state-specific policies) may affect economics. Zoning and counting inspection timelines may affect schedules.

Subordination to Senior Debt. Investor payments are subordinate to the senior lender. During any senior-lender default or blockage period, payments may be delayed or suspended until the default is cured.

Payment Reserve Limitations and Payment Waterfall Limitations. The Payment Reserve covers one quarterly interest payment. Extended interruptions may exceed its capacity and delay investor payments. Per the Payment Waterfall, certain fees and required reserves are paid before Investor distributions.

Interest-Only and Balloon Structure. The Note requires interest-only payments with a lump-sum principal repayment at maturity. If refinancing markets tighten or cash flows decline, the Issuer may face repayment risk.

Force Majeure and Casualty Events. Wildfire, storms, or other natural events can damage assets or interrupt power sales despite insurance coverage.

Liquidity and Transfer Restrictions. These securities are illiquid and subject to a one-year transfer restriction under Reg CF. No public market exists; investors should expect to hold to maturity.

Dependence on Administrative Agent and Technology. Climatize administers payment and reporting systems. Cyber incidents or platform disruptions could delay distributions or access to information.

Conflicts of Interest. Common ownership and management between Issuer and its project subsidiaries may create potential conflicts, even when transactions are at arm's-length.

Financial Performance and Commodity Exposure. The Issuer's cash flows are influenced by agricultural revenues from almonds and pistachios. Commodity-price volatility, climate conditions, or yield variability could affect debt-service capacity.

Insurance and Casualty Risk. Insurance may not cover all losses because of deductibles, exclusions, or policy limits. Significant events could cause prolonged outages or lost revenue.

Change of Control and Corporate Matters. A change of control of the Issuer could trigger immediate repayment of the Note. If the Issuer cannot meet that obligation, repayment may be delayed or partial. Corporate actions, tax changes, or litigation could also affect performance.

No Equity Upside or Voting Rights. Investors are creditors, not owners. The Note offers no equity participation or conversion feature, and Noteholders have no governance rights.

Projection Uncertainty. Historical results do not guarantee future performance. Assumptions about production, pricing, or costs may prove inaccurate.

Force Majeure. Events beyond the Issuer's control such as severe weather, pandemics, labor shortages, supply chain disruptions, or geopolitical events, may interrupt operations, increase costs, or delay payment.

Exhibit A – Promissory Note

(The full text of the Promissory Note is incorporated by reference and governs investor rights and obligations, including interest-only quarterly payments, maturity, prepayment, payment waterfall, and the Payment Reserve Account. A copy may be provided upon request.)

Exhibit B – Term Sheet

(Full text of the Term Sheet is incorporated by reference into the Form C and summarizes key financial and legal terms of this Offering. A copy may be provided upon request.)

Exhibit C – Subordination Agreement

(Full text of the Subordination Agreement is incorporated by reference into the Form C. A copy may be provided upon request.)

Appendix 1. Important Information About the Crowdfunding Process

This offering is conducted on the Climatize Earth Securities LLC platform (an SEC-registered, FINRA-member funding portal). Securities will be delivered electronically. Please read carefully.

Remuneration for Climatize.

- Origination Fee. A fee equal to 5.00% of the gross proceeds; paid by the Issuer at closing.
- Administrative / Servicing Fee. A fee equal to 0.50% per annum of the gross proceeds, paid in advance prior to investor distributions per the Payment Waterfall.

Investing Process. To invest in the Offering, Investors must open a Climatize account and complete the Know-Your-Customer (KYC) identity verification and the Anti-Money Laundering (AML) screening. These checks are performed at no cost to investors. Investors must be 18 years old or older. Non-U.S. residents may be restricted by local securities laws. Additional education information is available at: https://www.climatize.earth/educational-materials/. Investor funds are held in escrow with an independent escrow facilitator, until a valid closing.

Progress during an Offering. Climatize displays an investment progress bar and Issuer updates on the Offering Page. Investors can post questions in the "Discussion" tab after signing in. Climatize provides email notifications regarding commitments, material changes, and the Offering status.

Target Offering Amount and Maximum Offering Amount. An Issuer selects a minimum Target Offering Amount and a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation. Investors may cancel any time until 48 hours before the applicable deadline. If the Target is met before the deadline, the Issuer may close early with at least five (5) business days' notice unless a material change occurs, which requires reconfirmation. If an investor does not reconfirm after a material change, the commitment is canceled, and funds are returned.

To cancel: (1) go to your Home Page on the Climatize platform by logging in to Climatize; (2) open "My Projects"; (3) select the project and choose "Cancel Investment". Once canceled, Climatize will initiate a refund to your linked account. If additional assistance is needed, please email climatize at support@climatize.earth.

Early Close. If (i) the Target is reached in settled funds, (ii) the Offering has been open at least 21 days, and (iii) at least 10 calendar days remain before the Close Date, the Issuer may choose to close the Offering ("Early Close"). Climatize will notify potential investors of the Early Close by email at least five (5) business days before the Early Close date absent a material change that would require an extension of the offering and reconfirmation of the investment commitment. Investors may cancel for any reason up to 48 hours before the Early Close.

Material Changes. Upon a Material Change during a raise, investors with commitments will receive a notice via email of the Material Change and that the investor must reconfirm their investment within five (5) business days. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund without interest or deduction.

Oversubscribed. If commitments exceed the Target (e.g., the Offering is oversubscribed), allocations are accepted on a first-come, first-served basis up to the Maximum. The Issuer may, but is not required to, accept additional subscriptions after reaching the Maximum. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being. Securities generally may not be resold for one year beginning when the Securities were issued expect to the following: (1) the Issuer; (2) an "accredited investor"; (3) as part of an SEC-registered offering; or (4) a member of the family of the purchaser or the equivalent, a related trust, or in connection with the death or divorce of the purchaser or other similar circumstances. The Issuer may require a legal opinion, no-action letter, or other evidence to ensure compliance with applicable law.

Following the one-year holding period, any sale, pledge, or other transfer of the Securities requires (a) the Issuer's prior written consent and (b) evidence of compliance with applicable securities laws. Prior to any proposed transfer, the holder shall deliver written notice to the Issuer describing the manner and circumstances of the transfer. The Issuer shall not recognize, and shall instruct its transfer agent to refuse, any transfer absent, at the holder's expense, either (i) a legal opinion reasonably satisfactory to the Issuer that the transfer may be affected without registration under the Securities Act, (ii) an SEC no-action letter to that effect, or (iii) other evidence reasonably satisfactory to the Issuer's counsel demonstrating an available exemption. Upon receipt of satisfactory evidence, the Issuer shall authorize the transfer.

Clawback. Any funds disbursed in violation of Reg CF (including failures to honor cancellations) are subject to a mandatory clawback to the designated escrow/administrative account. This obligation survives repayment of the Note.

Appendix 2 – Payment Schedule (Interest-Only; Illustrative)

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions.

Important: This schedule is illustrative only. Actual dates depend on the Issuance Date posted post-closing on the Offering Page. Payments are quarterly in arrears (January 1, April 1, July 1, October 1). Interest is simple at 9.50% per annum; principal is repaid in a single balloon at maturity.

Maximum Amount	551,500.00						
Funding Date	4/21/2026						
Pay #	Pay Date	Beg Balance	Pay Amount	Total Pay	Principal	Interest	Ending Principal
1	7/1/2026	551,500.00	10,191.42	10,191.42	-	10,191.42	551,500.00
2	10/1/2026	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
3	1/1/2027	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
4	4/1/2027	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
5	7/1/2027	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
6	10/1/2027	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
7	1/1/2028	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
8	4/1/2028	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
9	7/1/2028	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
10	10/1/2028	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
11	1/1/2029	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
12	4/1/2029	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
13	7/1/2029	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
14	10/1/2029	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
15	1/1/2030	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
16	4/1/2030	551,500.00	13,098.13	13,098.13	-	13,098.13	551,500.00
17	7/1/2030	551,500.00	564,598.13	564,598.13	551,500.00	13,098.13	-
		Total	771,261.42	771,261.42	551,500.00	219,761.42	

<center>**Appendix 3 – Financial Statements**</center>

Reviewed (unaudited) U.S. GAAP financial statements of Gold Leaf Farming, LP for the fiscal years ended December 31, 2023, and December 31, 2024, together with an independent accountant's Review Report dated September 12, 2025. The package includes balance sheets, statements of income, partners' equity, cash flows, and notes.

Summary (already disclosed in the Financial Condition section; not a substitute for the full financials):

- Total assets (12/31/2024): approximately $260.0 million; cash approximately $9.3 million.
- Total liabilities (12/31/2024): approximately $105.0 million.
- Partners' capital (12/31/2024): approximately $155.0 million.
- Revenue (2024): approximately $41.8 million; net income (2024): approximately $7.1 million.
- No material contingent liabilities noted in the Review Report.

Please rely on the fully reviewed financial statements in this Appendix, which control in the event of any discrepancy with summaries.

GOLD LEAF FARMING LP AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

GOLD LEAF FARMING LP AND SUBSIDIARIES
San Francisco, California

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

CONTENTS

INDEPENDENT AUDITOR'S REPORT ………………………………………………………………. 1

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET …………………………………………………………. 3

CONSOLIDATED STATEMENT OF OPERATIONS……………………………………………… 4

CONSOLIDATED STATEMENT OF PARTNERS' EQUITY……………………………………… 5

CONSOLIDATED STATEMENT OF CASH FLOWS……………………………………………… 6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS……………………………………… 7



INDEPENDENT AUDITOR'S REPORT

Partners
Gold Leaf Farming LP and Subsidiaries

Opinion

We have audited the consolidated financial statements of Gold Leaf Farming LP and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of operations, partners' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Gold Leaf Farming LP and Subsidiaries as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gold Leaf Farming LP and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gold Leaf Farming LP and Subsidiaries' ability to continue as a going concern for one year from the date the consolidated financial statements are available to be issued.

(Continued)

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gold Leaf Farming LP and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gold Leaf Farming LP and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Crowe LLP

Crowe LLP

South Bend, Indiana
July 22, 2025

GOLD LEAF FARMING LP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2024

ASSETS	
Current assets	
Cash and cash equivalents	$ 1,406,848
Accounts receivable	18,019,212
Inventories	7,398,982
Prepaid expenses	1,257,785
Other current assets	2,132,759
Total current assets	30,215,586
Property and equipment, net	160,330,605
Right of use assets	22,612,682
Other long-term assets	505,507
Total assets	$ 213,664,380
LIABILITIES AND PARTNERS' EQUITY	
Current liabilities	
Accounts payable	$ 1,362,827
Interest payable	4,316,079
Current portion of lease liabilities	1,499,920
Current portion of long-term debt	9,393,624
Other current liabilities	996,949
Total current liabilities	17,569,399
Long-term liabilities	
Lease liabilities	20,857,829
Long-term debt	69,229,901
Total long-term liabilities	90,087,730
Partners' equity	106,007,251
Total liabilities and partners' equity	$ 213,664,380

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2024

Revenue		
Crop revenue	$	23,719,144
Other revenue		2,360,168
Total revenue		26,079,312
Operating expenses		35,025,215
General and administrative expenses		4,480,976
		39,506,191
Loss before other expense		(13,426,879)
Other expense		
Interest expense		(5,230,959)
Other expenses		(2,597,437)
Net loss	$	(21,255,275)

GOLD LEAF FARMING LP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF PARTNERS' EQUITY
For the year ended December 31, 2024

	Common Equity	Redemption Interests	Consolidated Total
Partners' equity at January 1, 2024	$ 90,405,346	$ 22,599,227	$ 113,004,573
Net loss	(21,255,275)	-	(21,255,275)
Contributions	14,469,014	-	14,469,014
Redemptions	-	(211,061)	(211,061)
Equity redemptions in excess of carrying value	(17,076)	17,076	-
Partners' equity, December 31, 2024	$ 83,602,009	$ 22,405,242	$ 106,007,251

See accompanying notes to consolidated financial statements.

GOLD LEAF FARMING LP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2024

Cash used in operating activities	
Net loss	$ (21,255,275)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	8,686,267
Loss on sale of assets	2,586,813
Changes in assets and liabilities	
Accounts receivable	(8,939,340)
Prepaid expenses	(222,295)
Other current assets	1,389,017
Inventory	905,038
Other assets	1,525,341
Accounts payable	521,297
Other liabilities	(2,483,355)
Other current liabilities	1,370,866
Net cash used in operating activities	(15,915,626)
Cash flows from investing activities	
Proceeds from disposals of property, plant and equipment	2,124,256
Acquisition of property, plant and equipment	(2,201,108)
Net cash from investing activities	(76,852)
Cash flows from financing activities	
Repayments of long-term debt	(8,871,317)
Borrowings of long-term debt	1,316,530
Revolver activity, net	7,434,610
Contributions from partners	14,469,014
Redemptions	(211,061)
Deferred financing fees	(140,887)
Net cash from financing activities	13,996,889
Net change in cash and cash equivalents	(1,995,589)
Cash and cash equivalents, beginning of year	3,402,437
Cash and cash equivalents, end of year	$ 1,406,848
Supplemental cash disclosure	
Cash paid for interest, net of amounts capitalized	$ 1,952,056

See accompanying notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Structure: Gold Leaf Farming LP and Subsidiaries (collectively referred to as the "Company," as further defined below) were formed in 2023 for the purpose of operating and managing a portfolio of agricultural assets. The Company owns and operates high quality orchards yielding crops of almonds and pistachios.

The Company has perpetual existence as outlined in the Limited Partnership Agreement ("LPA") dated July 7, 2023. GLF LLC, a California limited liability company, is the sole general partner of Gold Leaf Farming LP, a Delaware limited partnership, and carries out all the day-to-day operations of the Company. Gold Leaf Farming LP owns 100% equity interest in the individual farming entities of GLF1 Manning Avenue Orchard LP, GLF3 Brewer Road LP, GLF4 Claribel Road LP, GLF7 Brannon Avenue I LP, GLF7 Brannon Avenue II LP GLF7 Brannon Avenue III LP, GLF10 Meikle Road LP, GLF11 Davis Avenue LP, GLF13 Roosevelt Road LP, GLF14 Gibson Road LP, GLF16 Vista Avenue LP, GLF18 American Avenue LP, GLF19 Valpredo Road LP, GLF20 Lake Avenue LP, GLF22 El Dorado Avenue LP, GLF24 Campbell Road LP, GLF25 Adobe Edison LP, GLF27 Ripperdan Avenue LP and GLF Equipment Services LP, (collectively, the "Subsidiaries"). GLF Equipment Services LP is a shared equipment service provider for the Subsidiaries. Gold Leaf Farming LP is the primary beneficiary of the Subsidiaries. Gold Leaf Farming GP LLC is the general partner of the Subsidiaries but retains no ownership within the individual Subsidiaries.

Principles of Presentation and Consolidation: The Consolidated Financial Statements include the accounts of Gold Leaf Farming LP, and the Subsidiaries. The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The results of operations of the Company include the year ended December 31, 2024. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: The preparation of the Consolidated Financial Statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Significant estimates include valuation of revenue and accounts receivable and useful lives of property and equipment. These estimates may change in the future and future results could differ.

Asset Acquisitions: As part of the Company's strategy, the Company will, from time to time, acquire farm assets where value is concentrated to a singular group of similar largely tangible assets. Such assets are acquired and recorded at cost within the Company's consolidated financial statements.

Cash and Cash Equivalents: The Company maintains its cash in various bank accounts, which, at times, may exceed federally insured limits. The Company considers all highly liquid investments with an original maturity of three months of less, when purchased, to be cash equivalents.

Accounts Receivable and Allowance for Credit Losses: The Company records trade accounts receivable based on the amounts billed to customers, mainly processors. The Company typically does not accrue interest on any of its accounts receivable. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. The Company also considers current economic conditions, the economic outlook and industry-specific factors in its evaluation. At December 31, 2024, the allowance for credit losses was $0.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: The Company's receivables consist primarily of sales to processors. At December 31, 2024, four processors accounted for approximately 77% of total accounts receivable and three processors accounted for 56% of crop revenue for the year ended December 31, 2024. The Company's farms are located 100% in the state of California.

Inventories: Inventories include raw materials and crops in progress which are all stated at the lower of cost (weighted average cost method) or net realizable value. Cost includes all direct and indirect expenses incurred in bringing the inventory to its present condition.

Property and Equipment: Property and equipment not acquired in a business combination are recorded at cost. Expenditures that significantly extend the lives of assets and major improvements are capitalized. All direct and indirect costs, including interest, clearly associated with the development, construction or improvement of property and equipment are capitalized as a cost of the asset. All external costs associated with the acquisition of property and equipment, which do not qualify as business combinations, are capitalized as a cost of the asset. During the year ended December 31, 2024, there was approximately $78,000 of interest capitalized to property and equipment, net within development in progress.

Property and equipment held by the Company are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis) from an asset over its anticipated holding period is less than its net book value. Upon determination that impairment has occurred, a loss is recorded to reduce the net book value of that asset to its fair value.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Trees	25-45 years
Irrigation infrastructure	15-30 years
Machinery and equipment	5-15 years

Other Current Assets: Other current assets of approximately $1,024,000 representing the remaining fair value of water credits at our farms located in the Westlands Water District, consisting of four neighboring farms. The fair value was estimated based upon the amount that the water credits could be sold for in the open market. The fair value is reviewed quarterly and expensed as credits are sold or utilized by the Company.

Other current assets include amounts due from related parties of approximately $1,027,000.

Other Assets: At December 31, 2024, other assets are primarily comprised of a note receivable. GLF4 Claribel Road LP holds the note receivable with a third party and has an original principal of $1,000,000, maturing on August 1, 2034. The note accumulates interest per annum at a rate of 6%. At December 31, 2024, the note had an outstanding balance of $594,915, of which $90,408 of principal is due within one year of the balance sheet date and is included in other current assets.

Leases: Right of Use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company accounts for the lease and non-lease components of these leases as a single lease component. Leases and rentals with initial terms of twelve months or less are not recorded on the consolidated balance sheets.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, the Company's leases generally do not provide readily determinable implicit rates. When the rate implicit in the lease is not available, the Company has elected to use the risk-free rate for a period of time consistent with the remaining term of the lease at the commencement date.

Revenue Recognition: Generally, the Company recognizes revenues on the sale of its crops in accordance with its respective agreements, when the Company has fulfilled its performance obligations and ownership and control has passed to the processor or customer, at the completion of the harvest cycle.

The amount of revenue is determined by the contract price in which the Company expects to be entitled. This amount is variable and will be estimated with constraints based on processor data and known market conditions. The price will be assigned as applicable on a per farm, processor, and crop type basis. Final revenue will be determined as the price is resolved (or consideration is paid), within the current period. Generally, consideration is paid periodically, but final payment and price is not fully resolved until the next calendar year. As such, revenue will also be reassessed at each reporting date and adjusted if necessary.

Income Taxes: The Company is not subject to U.S. federal or certain state income taxes. Instead, the partners report their distributive share of the Company's profits and losses on their income tax returns.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and other expenses, respectively. As of December 31, 2024, the Company has no amounts accrued for interest or penalties. The Company does not expect the total amount of unrecognized tax benefits to change significantly in the next 12 months.

The Company is generally subject to examination by U.S. federal and state taxing authorities for the July 7, 2023 to December 31, 2024 tax period.

Fair Value of Financial Instruments: The carrying amounts reported in the Company's consolidated balance sheet for cash, accounts receivable, accounts payable, and debt at December 31, 2024 approximate their fair values based on the current interest rate environment and the terms of the instruments.

Amounts owed to GLF Incentive Comp LLC: Annually the Company will calculate amounts owed to GLF Incentive Comp LLC. These amounts, as described further in Note 7, will be recorded as expense with the corresponding current liability consistent to when the amount is probable and reasonably estimable. These amounts do not represent ownership within the Company.

Deferred Financing Fees: Deferred financing fees were $656,652 at December 31, 2024, and presented net within long-term debt in the Consolidated Balance Sheet. The Company incurred $140,887 of deferred financing fees during the year ended December 31, 2024. Deferred financing fees are amortized utilizing the effective interest method over the term of the related debt. Amortization of deferred financing fees was approximately $110,225 for the year ended December 31, 2024 and is included in general and administrative expenses on the Consolidated Statement of Operations. Accumulated amortization of deferred financing fees was approximately $147,955 at December 31, 2024.

(Continued)

NOTE 2 – INVENTORIES

Inventory consists of the following at December 31, 2024:

Raw materials	$	2,037,494
Crops in progress		5,361,488
Inventories	$	7,398,982

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2024 was comprised of the following:

Land	$	47,387,611
Trees		91,991,462
Irrigation, machinery and equipment		28,549,439
Development in progress		2,731,932
Other fixed assets		2,142,445
Total		172,802,889
Accumulated depreciation		(12,472,284)
Property and equipment, net	$	160,330,605

Depreciation expense was approximately $8,576,000 for the year ended December 31, 2024. Depreciation expense is capitalized as component of development in process for properties that are not currently placed into service. For properties that are placed into service, depreciation is included in net operating expense on the Consolidated Statement of Operations. As such, at December 31, 2024 approximately $1,866,000 of depreciation expense was capitalized within inventory as crops in progress.

The Company recognized a loss on sale of assets of approximately $2,587,000 for the year ended December 31, 2024 and is recorded in other expenses.

NOTE 4 – LONG-TERM DEBT

The Company entered into a credit agreement (the "Credit Facility"). The Credit Facility supports the operations and growth of the business. The Credit Facility includes an accordion feature that provides, at the approval of the lender, up to an additional $15,000,000 in mortgage, delayed draw or revolver capacity. The accordion availability period ends on July 7, 2028. The variable rates under the Credit Facility are based on the secured overnight financing rate ("SOFR") plus 3%. The Credit Facility also includes an $18,000,000 revolver for which available borrowings were approximately $10,565,000 at December 31, 2024.

The Credit Facility is collateralized by substantially all the assets of the Company; the loans are guaranteed by certain subsidiaries; and requires the Company to be in compliance with certain quarterly financial covenants that include maintaining a quarterly current ratio of not less than 1.25:1 and a trailing twelve month quarterly fixed charge coverage ratio of no less than 1.25:1, commencing December 31, 2025. At December 31, 2024, the Company was in compliance with its financial covenants.

(Continued)

NOTE 4 – LONG-TERM DEBT (Continued)

As part of the Credit Facility, the Company is required to maintain a loan to value ("LTV") ratio of not more than 52%. Mandatory prepayments to the loan is required if the LTV ratio is exceeded. On September 24, 2024, the Company entered into an amendment to the Credit Facility, which increased the maximum permitted LTV ratio to 70% through July 1, 2025. During 2024, the Company had exceeded the allowable LTV ratio and prepayment was subsequently waived through an amendment to the Credit Facility.

On June 30, 2025, the Company entered into an amendment to the Credit Facility, reducing the revolver limit to $15,000,000 and extending the maturity date to July 1, 2026. The fixed charge coverage ratio covenant now begins December 31, 2026, and the quarterly current ratio covenant must remain at or above 1.25:1 through that date. The revolver's interest rate was changed to SOFR plus 3.50%. The amendment also adjusted the mandatory prepayment LTV ratio requirements.

Long-term debt consists of the following:

	2024
7.65% fixed rate equipment loan with John Deere Financing; due in annual payments of $117,347 through maturity on March 18, 2028; secured by certain assets of GLF Equipment Services LP.	$ 391,698
6.25% fixed rate mortgage under the Credit Facility; due in annual installments of interest plus principal of $176,000 in 2027, $1,200,000 in 2028, $1,400,000 in 2029 through 2031, $2,000,000 in 2032 through 2033, $2,500,000 in 2034 through 2035, $2,000,000 in 2036 through 2040, $1,200,000 in 2041 through 2042, $1,000,000 in 2043, and $928,000 at maturity on April 1, 2044.	28,904,777
Variable rate mortgage under the Credit Facility based on SOFR plus 3% (7.55% at December 31, 2024); due in annual installments ranging from approximately $1,140,700 to $1,195,935, including principal and interest through April 1, 2043, with remaining balance of $2,149,422 due at maturity on April 1, 2044.	11,006,089
Variable rate equipment loan under the Credit Facility based on SOFR plus 3% (7.55% at December 31, 2024); due in annual installments ranging from approximately $1,453,187 to $1,449,844, including principal and interest through April 1, 2047, with remaining balance of $1,499,070 due at maturity on April 1, 2028.	4,886,548
Variable rate delayed draw development loan under the Credit Facility based on SOFR plus 3% (7.55% at December 31, 2024); due in annual interest payments through maturity on April 1, 2048, at which time the outstanding amount is due.	13,400,136

(Continued)

NOTE 4 – LONG-TERM DEBT (Continued)

	2024
Variable rate revolver under the Credit Facility based on SOFR plus 3% (7.55% at December 31, 2024); due at maturity on July 1, 2026.	$ 7,393,420
Variable rate equipment revolver under the Credit Facility based on SOFR plus 3% (7.55% at December 31, 2024); due in annual payments of $251,307 through maturity on April 1, 2028, at which time the remaining balance is due.	836,631
10% organic farmland transition loans with certain Common Equity holders; due at maturity on May 1, 2027.	3,548,644
5.46% fixed rate GLF3 leasehold mortgage with American Ag Credit; due in annual installments ranging from approximately $51,502 to $53,428, including principal and interest through April 1, 2038, with remaining balance of $51,880 due at maturity on January 1, 2039; secured by certain assets of GLF3 Brewer Road LP.	531,346
5.32% fixed rate GLF3 leasehold mortgage with American Ag Credit; due in annual installments ranging from approximately $201,976 to $272,362, including principal and interest through April 1, 2038, with remaining balance of $334,677 due at maturity on January 1, 2039; secured by certain assets of GLF3 Brewer Road LP.	2,761,848
4.35% fixed rate GLF4 leasehold mortgage with American Ag Credit; due in annual payments of principal of $333,164 plus interest through maturity on April 1, 2031, at which time the remaining balance is due; secured by certain assets of GLF4 Claribel Road LP.	2,001,336
5.31% fixed rate GLF10 leasehold mortgage with American Ag Credit; due in annual payments of $303,412 through maturity on April 1, 2041, at which time the remaining balance is due; secured by certain assets of GLF10 Meikle Road LP.	3,469,749
	79,132,222
Less net deferred financing fees	(508,697)
Less current maturities portion of long-term debt	(9,393,624)
Long-term debt	$ 69,229,901

(Continued)

NOTE 4 – LONG-TERM DEBT (Continued)

Maturities of long-term debt due are as follows:

2025	$ 9,393,624
2026	2,090,002
2027	5,939,270
2028	3,551,463
2029	2,388,066
Thereafter	55,769,797
	$ 79,132,222

NOTE 5 – OPERATING LEASES

The Company leases land and equipment under operating lease arrangements. The Company's maturities of lease liabilities under the intended lease terms are as follows:

2025	$ 2,368,774
2026	2,370,130
2027	2,116,256
2028	1,909,842
2029	1,902,318
Thereafter	18,717,005
Total lease payments	29,384,325
Inputed interest	(7,026,576)
Total lease liabilities	22,357,749
Less current maturities	(1,499,920)
Total long-term lease liabilities	$ 20,857,829

The weighted average discount rate of the leases is 4.23% and the weighted average lease term is approximately 8.31 years with leases maturing between 2026 and 2043.

Operating lease expense recognized in the Consolidated Statement of Operations for the year ended December 31, 2024 was approximately $2,165,000. At December 31, 2024 approximately $5,000 of lease expense was capitalized within inventory as crops in progress.

NOTE 6 - RELATED PARTIES

At December 31, 2024, the Company has amounts due from related parties of approximately $1,027,000 within other current assets on the consolidated balance sheet. These amounts originated from equipment sharing arrangements, and joint process of invoices and costs at neighboring farms who share general partners, certain holders of Common Equity and management. Related to these related party arrangements, for the year ended December 31, 2024, GLF Equipment Service LP recognized revenue of approximately $833,000 as rental income from related parties, presented as other revenue in the Consolidated Statement of Operations.

(Continued)

NOTE 6 - RELATED PARTIES (Continued)

Additionally, the General Partner has appointed GLF Management Company LLC to perform certain management functions for the Company. During the year ended December 31, 2024, the Company has incurred expenses related to shared administrative services within operating expenses of approximately $2,011,000 and approximately $2,017,000 related to oversight from GLF Management Company LLC within general and administrative expenses.

The Company also rents shop space from a neighboring farm that is considered a related party. As part of this arrangement, the Company paid approximately $2,000 of lease expense presented within other expenses in the Consolidated Statement of Operations and has approximately $137,000 of prepayments in the Consolidated Balance Sheet, within prepaid expenses.

NOTE 7 - PARTNERS EQUITY

The Company issued the following classes of equity to the limited partners in exchange for their respective interests in the subsidiary companies' equity interests:

Common Equity Interests
Common Equity Interests generally participate in the profits and losses (net of profits allocated to the GLF Incentive Comp LLC, and Redemption Interests), and are assigned voting participation within the Company in proportion to their Capital Percentages. At December 31, 2024, the number of common equity units amounted to 134,152.

Redemption Interests
Redemption Interests were offered to those investors who elected to redeem all or a portion of their interests in the Acquisition Transaction. Redemption interests do not have voting rights and do not participate in the profit and losses of the Company. Redemption Interests do not have a defined redemption date and the Company aims to redeem these investors as soon as feasible without creating liquidity concerns for the Company. As there is no fixed date for repayment of the Redemption Interests, the Company has classified these interests as equity accordingly.

The amount (the "Redemption Amount") at which the Redemption Interests are to be redeemed has already been established and was based upon net asset value, reduced by any profits interests that GLF Incentive Comp LLC (which serves as the General Partner's employee equity pool (the "Incentive Pool")), is entitled to pursuant to the operating agreements of each of the Subsidiaries at the time of the Acquisition Transaction, if any, and an amount on account of estimated expenses of the Acquisition Transaction. During the year ended December 31, 2024, approximately $211,000 of redemption interests were redeemed including approximately $17,076 of accumulated preferred interest.

Commencing on January 7, 2024, any outstanding Redemption Amount began accumulating 8% annual interest (compounded daily), and such interest will continue to compound on the underlying Redemption Interests until they are redeemed. This cumulative interest will be paid and recorded as partners' distribution upon settlement of the Redemption Interests. Total cumulative interest was $1,821,770 at December 31, 2024.

(Continued)

NOTE 7 - PARTNERS EQUITY (Continued)

Incentive Allocations
GLF Incentive Comp LLC is entitled to 5% of positive free cash flows generated by each individual Subsidiary (the "GIC Allocation"). The GIC Allocation is calculated for each individual Subsidiary, on a calendar year basis. For the year ended December 31, 2024, no farms generated positive free cash flows and therefore, there were no GIC Allocations. When there is a GIC Allocation, it is recorded as expense with a corresponding liability consistent with when the expense is probable and reasonably estimable.

Promote Allocations
GLF LLC (the "General Partner") is entitled to allocations of common equity of 20% of any return over a 6% performance hurdle and is paid as outlined below in the Distributions section.

Distributions
After Redemption Interests are made, distributions are made in the following priority:
- First, 100% to the Common Equity Interests until the Priority Return (6%) has been met;
- Second, 100% to the Common Equity Interests until the capital contributions have been returned; and
- Thereafter, 20% to the General Partner and 80% to the Common Equity Interests.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Contingencies: The Company is subject to legal actions in the normal course of business. Although litigation is subject to many uncertainties and the ultimate exposure cannot be ascertained, management does not believe the final outcome of any outstanding claims will have a material effect on the Company's financial position or results from operations.

Litigation: On September 19, 2023, in the Superior Court of Stanislaus County, California, an affiliate of the Company was named as a co-defendant in a putative class action complaint filed by an employee of a former labor contractor, alleging, among other claims, failure to pay minimum wages, failure to pay overtime compensation, failure to provide meal and rest periods, and failure to provide timely wage statements. The Company's affiliate answered the complaint and filed a cross-complaint against the plaintiff on January 12, 2024. Once the plaintiff answers the cross-complaint, the Company's affiliate will proceed with written discovery and depositions with the goal of obtaining an early dismissal. The court has not set a trial date or a class certification deadline. The Company's affiliate denies these claims and intends to defend vigorously against them, but is unable to determine the possible outcome of this action.

Commitments: During the year, the Company received approximately $23,200,000 of capital commitments to be received through December 2025.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to year end, the Company's 120 day reporting requirement was not in compliance with the Credit Facility. The Company received a waiver for this covenant violation.

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2024 for items that should be recognized or disclosed in these financial statements. The evaluation was conducted through July 22, 2025, the date of which the financial statements were available for issuance.

GOLD LEAF FARMING LP AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

GOLD LEAF FARMING LP AND SUBSIDIARIES
Modesto, California

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT………………………………………………….. 1

CONSOLIDATED FINANCIAL STATEMENTS

    CONSOLIDATED BALANCE SHEET ………………………………………………………… 2

    CONSOLIDATED STATEMENT OF OPERATIONS…………………………………………… 3

    CONSOLIDATED STATEMENT OF PARTNERS' EQUITY…………………………………… 4

    CONSOLIDATED STATEMENT OF CASH FLOWS…………………………………………… 5

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS…………………………………… 6



Crowe LLP
Independent Member Crowe Global

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Partners
Gold Leaf Farming LP and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Gold Leaf Farming LP and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, partners' equity, and cash flows for the period from July 7, 2023 through December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Gold Leaf Farming LP and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Crowe LLP

Crowe LLP

Elkhart, Indiana
June 28, 2024

GOLD LEAF FARMING LP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2023

ASSETS	
Current assets	
Cash and cash equivalents	$ 3,402,437
Accounts receivable	9,079,872
Inventory	8,304,020
Prepaid expenses	1,035,490
Other current assets	3,521,776
Total current assets	25,343,595
Property, plant and equipment, net	171,416,608
Right of use assets	24,047,615
Other long-term assets	595,915
Total assets	$ 221,403,733
LIABILITIES AND PARTNERS' EQUITY	
Current liabilities	
Accounts payable	$ 841,530
Interest payable	2,945,213
Current portion of lease liabilities	2,298,806
Current portion of long-term debt	2,921,072
Other current liabilities	1,866,982
Total current liabilities	10,873,603
Long-term liabilities	
Lease liability	21,672,265
Long-term debt	75,853,292
Total long-term liabilities	97,525,557
Partners' equity	113,004,573
Total liabilities and partners' equity	$ 221,403,733

See accompanying notes to consolidated financial statements and
Independent accountant’s review report.

2.

GOLD LEAF FARMING LP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
For the Period from July 7, 2023 through December 31, 2023

Revenue	
Crop revenue	$ 14,052,560
Other revenue	3,369,614
Total revenue	17,422,174
Net operating expenses	31,257,907
Loss before other (expense) income	(13,835,733)
Other (expense) income	
General and administrative expenses	(2,144,587)
Interest expense, net	(2,744,933)
Other (expense) income	(980)
Net loss	$ (18,726,233)

See accompanying notes to consolidated financial statements and
Independent accountant's review report.

GOLD LEAF FARMING LP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF PARTNERS' EQUITY

For the Period from July 7, 2023 through December 31, 2023

	Common Equity	Redemption Interests	Consolidating Gold Leaf Farming LP
Partners' equity at July 7, 2023	$ -	$ -	$ -
Net loss	(18,726,233)	-	(18,726,233)
Contributions acquired in acquisition	98,416,958	23,504,473	121,921,431
Contributions	10,714,621	-	10,714,621
Distributions	-	(905,246)	(905,246)
Partners' equity at December 31, 2023	$ 90,405,346	$ 22,599,227	$ 113,004,573

See accompanying notes to consolidated financial statements and Independent accountant's review report.

4.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period from July 7, 2023 through December 31, 2023

Cash flows from operating activities:

Net loss	$ (18,726,233)
Adjustments to reconcile net loss to net cash	
from operating activities:	
Depreciation and amortization	4,028,243
Changes in operating assets and liabilities:	
Decrease (increase) in accounts receivable	(5,233,136)
Decrease (increase) in prepaids	159,803
Decrease (increase) in other current assets	1,279,087
Decrease (increase) in inventory	12,576,391
Decrease (increase) in other assets	86,155
(Decrease) increase in accounts payable	(796,559)
(Decrease) increase in other liabilities	(1,224,833)
(Decrease) increase in interest payable	2,638,568
Net cash from operating activities	(5,212,514)

Cash flows from investing activities:

Proceeds from disposals of property, plant and equipment	28,347
Acquisition of property, plant and equipment	(3,382,202)
Net cash acquired in acquisition	9,809,199
Proceeds from note receivable	84,084
Net cash from investing activities	6,539,428

Cash flows from financing activities:

Repayments of borrowings	(1,663,814)
Proceeds from borrowings	4,175,623
Revolver activity, net	(9,610,584)
Subscription receivables	287,237
Contributions from partners	9,911,622
Distributions to partners	(905,246)
Change in deferred financing fees	(119,315)
Net cash from financing activities	2,075,523

Net change during the period	3,402,437
Beginning cash and cash equivalents	-
Ending cash and cash equivalents	$ 3,402,437

Supplemental cash disclosure:	
Cash paid for interest	$ 138,904
Supplemental disclosure for non-cash activities:	
Contribution receivable from partners	$ 802,999
Contribution acquired in acquisition	112,112,232

See accompanying notes to consolidated financial statements and
Independent accountant's review report.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Structure: Gold Leaf Farming LP and Subsidiaries (collectively referred to as the "Company", as further defined below) were formed in 2023 for the purpose of operating and managing a portfolio of agricultural assets. The Company owns and operates high quality orchards yielding crops of almonds and pistachios.

The Company has perpetual existence as outlined in the Limited Partnership Agreement ("LPA") dated July 7, 2023. GLF LLC, a California limited liability company, is the sole general partner of Gold Leaf Farming LP, a Delaware limited partnership, and carries out all the day-to-day operations of the Company. Gold Leaf Farming LP owns 100% equity interest in the individual farming entities known as GLF1 Manning Avenue Orchard LP, GLF3 Brewer Road LP, GLF4 Claribel Road LP, GLF7 Brannon Avenue I LP, GLF7 Brannon Avenue II LP GLF7 Brannon Avenue III LP, GLF10 Meikle Road LP, GLF11 Davis Avenue LP, GLF13 Roosevelt Road LP, GLF14 Gibson Road LP, GLF16 Vista Avenue LP, GLF18 American Avenue LP, GLF19 Valpredo Road LP, GLF20 Lake Avenue LP, GLF22 El Dorado Avenue LP, GLF24 Campbell Road LP, GLF25 Adobe Edison LP, GLF27 Ripperdan Avenue LP and GLF Equipment Services LP, (collectively, the "Subsidiaries"). GLF Equipment Services LP is a shared equipment service provider for the Subsidiaries. Gold Leaf Farming LP is the primary beneficiary of the Subsidiaries. Gold Leaf Farming GP LLC is the general partner of the Subsidiaries but retains no ownership within the individual Subsidiaries.

Principles of Presentation and Consolidation: The Consolidated Financial Statements include the accounts of Gold Leaf Farming LP, and the Subsidiaries.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The results of operations of the Company include the period from the date of acquisition on July 7, 2023, through December 31, 2023. The results of the period may not be indicative of results for a twelve-month period.

All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: The preparation of the Consolidated Financial Statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Significant estimates include valuation of revenue and accounts receivable, useful lives of property, plant and equipment, and the assumptions used in applying the purchase method for business combinations and asset acquisitions. These estimates and assumptions may change in the future and future results could differ.

Business Combinations and Asset Acquisitions: Business combinations are accounted for by applying the purchase method, which requires an acquirer to allocate the purchase price of an acquisition to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The Company uses comparable assets, discounted future cash flows, appraisals and other valuation techniques to allocate the purchase price. All external acquisition costs associated with a business combination are expensed as incurred.

As part of the Company's strategy, the Company will, from time to time, acquire farm assets where value is concentrated to a singular group of similar largely tangible assets. Such assets are acquired and recorded at cost within the Company's consolidated financial statements.

Cash and Cash Equivalents: The Company maintains its cash in various bank accounts, which, at times, may exceed federally insured limits. The Company considers all highly liquid investments with an original maturity of three months of less, when purchased, to be cash equivalents.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Accounts Receivable and Allowance for Credit Losses</u>: The Company records trade accounts receivable based on the amounts billed to customers, mainly processors. The Company typically does not accrue interest on any of its accounts receivable. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. The Company also considers current economic conditions, the economic outlook and industry-specific factors in its evaluation. At December 31, 2023, the allowance for credit losses was $0.

<u>Concentration of Credit Risk</u>: The Company's receivables consist primarily of sales to processors. At December 31, 2023, six processors accounted for approximately 90% of total accounts receivable and for 100% of crop revenue for the period from July 7, 2023 through December 31, 2023. Additionally, the Company's crops are geographically similar, with 100% of the Company's farms located in California.

<u>Inventory</u>: Inventory include raw materials, crops in progress and supplies which are all stated at the lower of cost or net realizable value. Cost includes all direct and indirect expenses incurred in bringing the inventory to its present condition, utilizing the lower of cost or (weighted average cost methodology) or net realizable value.

<u>Property, Plant and Equipment</u>: Property, plant and equipment, net not acquired in a business combination are recorded at cost. Expenditures that significantly extend the lives of assets and major improvements are capitalized. All direct and indirect costs, including interest, clearly associated with the development, construction or improvement of property and equipment are capitalized as a cost of the asset. All external costs associated with the acquisition of property and equipment, which do not qualify as business combinations, are capitalized as a cost of the asset.

Property, plant and equipment, net held by the Company are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis) from an asset over its anticipated holding period is less than its net book value. Upon determination that impairment has occurred, a loss is recorded to reduce the net book value of that asset to its fair value.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Trees	25-45 years
Irrigation infrastructure	15-30 years
Machinery and equipment	5-15 years

<u>Other Current Assets</u>: Other current assets of approximately $2,049,000 represent the fair value of water credits at our farms located in the Westlands Water District, consisting of four neighboring farms. The fair value is estimated based upon the amount that the water credits could be sold for in the open market. The fair value is reviewed quarterly and expensed as credits are sold or utilized by the Company.

At December 31, 2023, the Company recorded approximately $803,000 in amounts due from investors who had contracted to contribute to the Company prior to December 31, 2023. These amounts were collected by the Company in 2024.

<u>Other Assets</u>: At December 31, 2023 other assets are primarily comprised of a note receivable.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

GLF4 Claribel Road LP holds the note receivable with a third party and has an original principal sum of $1,000,000, maturing on August 1, 2034. The note accumulates interest per annum at a rate of six percent. At December 31, 2023, the note had an outstanding balance of $682,069, of which $87,154 of principal is due within one year of the balance sheet date.

Leases: Right of Use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company accounts for the lease and non-lease components of these leases as a single lease component. Leases and rentals with initial terms of twelve months or less are not recorded on the consolidated balance sheets.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, the Company's leases generally do not provide readily determinable implicit rates. When the rate implicit in the lease is not available, the Company has elected to use the risk-free rate for a period of time consistent with the remaining term of the lease at the commencement date.

Revenue Recognition: Generally, the Company recognizes revenues on the sale of its crops in accordance with its respective agreements, when the Company has fulfilled its performance obligations and ownership and control has passed to the processor or customer, at the completion of the harvest cycle.

The amount of revenue is determined by the contract price in which the Company expects to be entitled. This amount is highly variable and will be estimated with constraints based on processor data, and known market conditions. The price will be assigned as applicable on a per farm, processor, and crop type basis. A true up, if needed, will be processed as the price is resolved (or consideration is paid), within the current period. Generally, consideration is paid periodically, but final payment and price is not fully resolved until the next calendar year. As such, revenue will also be reassessed at each reporting date and adjusted if necessary.

Income Taxes: The Company is not subject to U.S. federal or certain state income taxes. Instead, the partners report their distributive share of the Company's profits and losses on their income tax returns.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and other expenses, respectively. As of December 31, 2023, the Company has no amounts accrued for interest or penalties. The Company does not expect the total amount of unrecognized tax benefits to change significantly in the next 12 months.

The Company is generally subject to examination by U.S. federal and state taxing authorities for the July 7, 2023 to December 31, 2023 tax period.

Fair Value of Financial Instruments: The carrying amounts reported in the Company's consolidated balance sheet for cash, accounts receivable, accounts payable, and debt at December 31, 2023 approximate their fair values based on the current interest rate environment and the terms of the instruments.

Amounts owed to GLF Incentive Comp LLC: Annually the Company will calculate amounts owed to GLF Incentive Comp LLC. These amounts, as described further in Note 8, will be recorded as expense with the corresponding current liability consistent to when the amount is probable and reasonably estimable. These amounts do not represent ownership within the Company.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Financing Fees: Deferred financing fees were approximately $478,000 at December 31, 2023, and presented net within long-term debt in the Consolidated Balance Sheet. Deferred financing fees are amortized utilizing the effective interest method over the term of the related debt. Amortization of deferred financing fees was approximately $38,000 for the period from July 7, 2023 to December 31, 2023 and is included in net general and administrative expenses on the Consolidated Statement of Operations. Accumulated amortization of deferred financing fees was approximately $38,000 at December 31, 2023.

New Accounting Pronouncements: Effective July 7, 2023, the Company adopted Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments, and all subsequent amendments thereto (collectively, "Topic 326") using the modified retrospective method. Topic 326 changes the accounting for credit losses on loans and held-to-maturity debt securities and requires a current expected credit loss approach to determine the allowance for credit losses. This includes allowances for trade receivables. Topic 326 amends the impairment model to utilize an expected loss methodology in place of the incurred loss methodology for financial instruments, including trade receivables, and off-balance sheet credit exposures. Topic 326 requires entities to consider a broader range of information to estimate expected credit losses, which may result in earlier recognition of losses. The adoption of Topic 326 did not have a material impact on the Company's financial position, results of operations, or revenues as of the adoption date.

NOTE 2 – BUSINESS COMBINATION AND ASSET ACQUISITIONS

On July 7, 2023, Gold Leaf Farming LP acquired an 100% ownership interest in farms which included GLF1 Manning Avenue Orchard LP, GLF3 Brewer Road LP, GLF4 Claribel Road LP, GLF7 Brannon Avenue I LP, GLF7 Brannon Avenue II LP, GLF7 Brannon Avenue III LP, GLF10 Meikle Road LP, GLF11 Davis Avenue LP, GLF13 Roosevelt Road LP, GLF14 Gibson Road LP, GLF16 Vista Avenue LP, GLF18 American Avenue LP, GLF19 Valpredo Road LP, GLF20 Lake Avenue LP, GLF22 El Dorado Avenue LP, GLF24 Campbell Road LP, and GLF25 Adobe Edison LP (the "Acquisition Transaction"). Existing owners of the individual farms were able to exchange their interest for either common equity interests or redemptions interests in Gold Leaf Farming LP at fair value of approximately $121,921,000 (see Note 8 for further details). The acquisition has been accounted for as a business combination and, accordingly, the operating results have been included in the Company's consolidated financial statements since the date of acquisition. At the date of Acquisition, fair value assumptions based on discounted cash flow, third party appraisals, and assessment of other market conditions were employed consistent with the purchase method.

(Continued)

NOTE 2 – BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed in the business combination at their estimated fair values on the acquisition date:

Cash and cash equivalents	$ 9,809,199
Accounts receivable	3,846,736
Inventory	20,880,412
Prepaid expenses and other current assets	5,564,478
Other assets	682,070
Right of use assets	24,365,495
Property, plant, and equipment, net	171,955,474
Total assets	237,103,864
Accounts payable	1,638,089
Interest payable	306,645
Other current liabilities	4,525,092
Long-term debt	84,427,987
Lease liabilities	24,284,620
Total liabilities	115,182,433
Net assets acquired	$ 121,921,431

On July 26, 2023, the Company acquired the assets associated with GLF27 Ripperdan Avenue LP as an asset acquisition. The asset acquisition was recorded based on the total consideration of $2,270,000 which comprised approximately 77 acres of almond orchard, associated wells and irrigation equipment.

NOTE 3 – INVENTORY

Inventory consists of the following at December 31, 2023:

Raw materials	$ 2,570,482
Crops in progress	5,733,538
Inventory	$ 8,304,020

(Continued)

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net at December 31, 2023 was comprised of the following:

Land	$ 50,347,594
Trees	93,642,297
Irrigation, machinery and equipment	27,069,648
Development in progress	2,184,449
Other fixed assets	2,163,131
Total	175,407,119
Accumulated depreciation	(3,990,511)
Property, plant and equipment, net	$ 171,416,608

Depreciation expense was approximately $4,000,000 for the period from July 7, 2023 to December 31, 2023. Depreciation expense is included in net operating expense on the Consolidated Statement of Operations as a component of cost of goods sold. As such, at December 31, 2023 approximately $2,007,000 of depreciation expense was capitalized within inventory as crops in progress.

NOTE 5 – LONG-TERM DEBT

On July 7, 2023, Gold Leaf Farming LP entered into a credit agreement (the "Credit Facility"). The Credit Facility supports the operations and growth of the business. The Credit Facility also includes an accordion feature that provides, at the approval of the lender, up to an additional $15,000,000 in mortgage, delayed draw or revolver capacity. The accordion availability period ends on July 7, 2028. The variable rates under the Credit Facility are based on the secured overnight financing rate ("SOFR") plus 2.5%. The Credit Facility established a delayed draw term loan that is fully drawn at year end December 31, 2023. The delayed draw term loan has interest payments starting in 2024 and repayments of principle and interest commencing April 1, 2029.

The new Credit Facility is collateralized by substantially all the assets of the Company; the loans are guaranteed by certain subsidiaries; and requires the Company to be in compliance with certain quarterly financial covenants that include maintaining a quarterly current ratio of not less than 2:1 and a trailing twelve month quarterly fixed charge coverage ratio of no less than 1.25:1 (commencing December 31, 2024). At December 31, 2023, the Company was in compliance with its financial covenants.

The Company also holds loans that are being utilized to facilitate the transition from conventional to certified organic crops for GLF1, GLF3, GLF4, and GLF7 (the "Organic Loans"). Certain of these loans are with Common Equity holders.

NOTE 5 – LONG-TERM DEBT (Continued)

Long-term debt consists of the following:

Loan Type	December 31, 2023	Interest Type	Interest Rate	Payment Frequency	Maturity
Credit facility:					
Mortgage A-1	$ 32,528,062	Fixed	5.75%	Annually	April 1, 2044
Mortgage A-2	12,591,751	Variable	7.61%	Annually	April 1, 2044
Mortgages on various leased properties	9,378,501	Fixed	3.85% - 4.96%	Annually	April 1, 2031 - April 1, 2041
Delayed draw term loan	14,710,000	Variable	7.61%	Annually	April 1, 2048
Revolver	-	Variable	7.61%	Quarterly	July 1, 2025
Equipment revolver	385,128	Variable	7.61%	Annually	April 1, 2028
Equipment loan	6,000,000	Variable	7.61%	Annually	April 1, 2028
Other long-term debt:					
Organic loans	3,548,646	Fixed	10%	Annually	May 1, 2027
Solar financing lease	110,312	n/a	n/a	Monthly	December 30, 2027
	79,252,400				
Less current portion of long-term debt	(2,921,072)				
Less net deferred financing fees	(478,036)				
Long-term debt	$ 75,853,292				

Maturities of long-term debt due are as follows:

2024	$ 2,921,074
2025	2,862,753
2026	3,081,484
2027	6,989,185
2028	3,946,686
Thereafter	59,451,218
Total	$ 79,252,400

(Continued)

NOTE 6 – OPERATING LEASES

The Company leases land under operating lease arrangements. The Company's maturities of lease liabilities under the intended lease terms are as follows:

2024	$	2,722,128
2025		2,310,406
2026		2,310,311
2027		2,067,098
2028		1,890,099
Thereafter		20,617,679
Total lease payments		31,917,721
Imputed interest		(7,946,650)
Total lease liabilities		23,971,071
Less current maturities		(2,298,806)
Total long-term lease liabilities	$	21,672,265

The weighted average discount rate of the leases above is 4% and the weighted average lease term is approximately 11 years with leases maturing between 2026 - 2043.

Lease expense recognized in the Consolidated Statement of Operations for the period from July 7, 2023 to December 31, 2023 was approximately $200,000. Lease expense is included in net operating expense on the Consolidated Statement of Operations as a component of cost of goods sold. As such, at December 31, 2023 approximately $10,000 of lease expense was capitalized within inventory as crops in progress.

NOTE 7 - RELATED PARTIES

At December 31, 2023, the Company has amounts due from related parties of approximately $508,000 within other current assets and amounts due to related parties of approximately $42,000 within other current liabilities on the consolidated balance sheet. These amounts originated from equipment sharing arrangements, and joint process of invoices and costs at neighboring farms who share general partners, certain holders of Common Equity and management. Related to these related party arrangements, for the period of July 7, 2023 through December 31, 2023, GLF Equipment Service LP recognized revenue of approximately $421,000 as rental income from related parties, presented as other revenue in the Consolidated Statement of Operations.

As part of the equipment sharing program, the Company purchased equipment from neighboring farms that are considered related parties on July, 7, 2023. The equipment was purchased for approximately $3,436,000, and was exchanged for the retirement of debt and cash that was subsequently transferred.

Additionally, the General Partner has appointed GLF Management Company LLC to perform certain management functions for the Company. As of December 31, 2023 the Company has a related party payable to GLF Management Company LLC of $115,000 for such services. During the period of July 7, 2023 through December 31, 2023, the Company has incurred expenses related to shared administrative services within net operating expenses of approximately $1,454,000 and approximately $1,081,000 related to oversight from GLF Management Company LLC within net general and administrative expenses.

(Continued)

NOTE 7 - RELATED PARTIES (Continued)

Certain farms in applicable water districts are able to accumulate and sell credits of water. The Company purchased water credits from neighboring farms that are considered related parties, recognizing approximately $26,000 net operating expense, in the Consolidated Statement of Operations.

The Company also rents shop space from a neighboring farm that is considered a related party. As part of this arrangement, the company holds approximately $144,000 of prepayments in the Consolidated Balance Sheet, within prepaid expenses.

As noted above in Note 4, certain of the Organic Loans held by the Company are with related parties.

NOTE 8 - PARTNERS EQUITY

As noted in Note 2, on July 7, 2023 the Company issued the following classes of equity to the limited partners in exchange for their respective interests in the Subsidiaries equity interests:

Common Equity Interests
Common Equity Interests generally participate in the profits and losses (net of profits allocated to the GLF Incentive Comp LLC, and Redemption Interests), and are assigned voting participation within the Company in proportion to their Capital Percentages. At December 31, 2023, the number of common equity units amounted to approximately 109,000.

From July 7, 2023 through December 31, 2023, the Company raised approximately $10,715,000 in additional Common Equity Interest contributions, of which, approximately $803,000 was received after year end, and was presented within other current assets as subscription receivables on the Consolidated Balance Sheet as of December 31, 2023.

Redemption Interests
Redemption Interests were offered to those investors who elected to redeem all or a portion of their interests in the Acquisition Transaction. Redemption interests do not have voting rights and do not participate in the profit and losses of the Company. Redemption Interests do not have a defined redemption date and the Company aims to redeem these investors as soon as feasible without creating liquidity concerns for the Company. As there is no fixed date for repayment of the Redemption Interests, the Company has classified these interests as equity accordingly.

The amount (the "Redemption Amount") at which the Redemption Interests are to be redeemed has already been established and was based upon net asset value, reduced by any profits interests that GLF Incentive Comp LLC (which serves as the General Partner's employee equity pool (the "Incentive Pool")), is entitled to pursuant to the operating agreements of each of the Subsidiaries at the time of the Acquisition Transaction, if any, and an amount on account of estimated expenses of the Acquisition Transaction. Total Redemption Interests in the Acquisition Transaction amounted to approximately $23,504,000, of which approximately $905,000 has been redeemed through December 31, 2023.

Commencing on January 7, 2024, any outstanding Redemption Amount began accumulating 8% annual interest (compounded daily), and such interest will continue to compound on the underlying Redemption Interests until they are redeemed. This interest will be accumulated and paid upon settlement of the Redemption Interests.

(Continued)

NOTE 8 - PARTNERS EQUITY (Continued)

Incentive Allocations
As part of the Acquisition Transaction, the preexisting Incentive Pool allocation (present prior to the Acquisition Transaction) was replaced with a new allocation that entitles the GLF Incentive Comp LLC to 5% of positive free cash flows generated by each individual Subsidiary (the "New GIC Allocation"). The New GIC Allocation is calculated for each individual Subsidiary, on a calendar year basis. For the period ending December 31, 2023, no subsidiaries generated positive free cash flows and therefore, there were no New GIC Allocations. When there is a New GIC Allocation, it is recorded as expense with a corresponding liability consistent with when the expense is probable and reasonably estimable.

Promote Allocations
GLF LLC (the "General Partner") is entitled to allocations of common equity. Annually, the Company performs a calculation to determine the common equity value returns and compare that to the General Partner's compounded annual performance hurdle of 6%. The calculated value is paid to the General Partner in the form of common equity interests in an amount of 20% of any return over the 6% performance hurdle. The promote allocation is then vested over a four year period starting with the end of the year of the calculation. Subsequent year carried interest calculations are either additive or deductive to this calculation during the vesting period, depending on whether performance exceeds or falls short of the 6% hurdle. For the period ended December 31, 2023, the 6% performance hurdle was not met. Therefore, no carried interest was paid to the General Partner.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Contingencies: The Company is subject to legal actions in the normal course of business. Although litigation is subject to many uncertainties and the ultimate exposure cannot be ascertained, management does not believe the final outcome of any outstanding claims will have a material effect on the Company's financial position or results from operations.

Litigation: On July 29, 2022, a former employee filed a complaint against certain affiliates of the Company and some of their employees alleging various California employment law claims including retaliation, constructive termination, misrepresentation, emotional distress, breach of contract, failure to pay wages, failure to reimburse for required expenses, and failure to provide accurate itemized wage statements. The Company's affiliate strongly denies these claims and is currently in the process of vigorously defending against them, but is unable to determine the possible outcome of this action. Trial is scheduled for February 18, 2025 in the Superior Court of Fresno County, California.

On September 19, 2023, in the Superior Court of Stanislaus County, California, an affiliate of the Company was named as a co-defendant in a putative class action complaint filed by an employee of a former labor contractor, alleging, among other claims, failure to pay minimum wages, failure to pay overtime compensation, failure to provide meal and rest periods, and failure to provide timely wage statements. The Company's affiliate answered the complaint and filed a cross-complaint against the plaintiff on January 12, 2024. Once the plaintiff answers the cross-complaint, the Company's affiliate will proceed with written discovery and depositions with the goal of obtaining an early dismissal. The court has not set a trial date or a class certification deadline. The Company's affiliate denies these claims and intends to defend vigorously against them, but is unable to determine the possible outcome of this action.

The Company may be party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of its business.

(Continued)

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to year end, the Company's 120 day reporting requirement was not in compliance with the Credit Facility. The Company received a waiver for this covenant violation.

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2023 for items that should be recognized or disclosed in these financial statements. The evaluation was conducted through June 28, 2024, the date of which the financial statements were available for issuance.

Appendix 4 – Material Information



◉ Goal

We grow pistachios in Chowchilla, California, a crop built for long, hot summers and a long-term horizon. We are launching our third project on Climatize to support this farm, where we focus on regenerating natural resources and integrating on-site solar to reduce reliance on PG&E and lower operating costs. We also invest in the people behind the work through employee ownership, living wage increases, and fully paid healthcare for every team member and their family. Climate models from the California Climate & Agriculture Network suggest 20 to 50% of Central California farmland could become unsuitable for farming by 2050, and we are adapting now to help build resilience for the decades ahead.



◄ Chowchilla, CA

f   ◉

Gold Leaf Farming

Gold Leaf is built for the long haul: a modern farming company backed by long-term capital partners and led by an experienced agriculture team. We focus on supply-constrained, high-demand crops, starting with almonds and pistachios, and we manage our farms with a long-term approach designed to support resilient operations for decades to come.

Team Members

   

| Jimmy Gill | Gerardo Hernandez | Jackie Zielke | Jack McCarthy |
| Asset Manager | Farm Manager | VP of Operations | Founder & CEO |

Project Id: 00037

Loan Type: INTEREST_ONLY

Payment Cadence: MONTHLY

Interest: 9.5%

Term: 48 months

Goal: $ 551,500

Investors: 0

Minimum Goal: $ 303,500

Funded: $ 0

Project Timeline

Cancellation	1/19/2026, 11:59:00 AM
Funding	4/21/2026, 11:59:00 AM
Term Conversion (distributions start)	1/7/2026, 11:59:00 AM
Maturity (distributions end)	1/7/2030, 11:59:00 AM

(all times are local)

Financial Details

This investment consists of a 48-month (4-year) interest-only loan that pays investors quarterly interest at 9.5% per year, scheduled for January 1, April 1, July 1, and October 1 following the funding date. At the end of the term, investors receive a final lump-sum payment of full principal plus any accrued interest. There is no prepayment penalty.

Financial Documents
No financial documents.

Payment Schedule

No payment schedule generated

✉ Impact Statement (shown in welcome email)
Support a solar-integrated pistachio farm in Chowchilla, California that strengthens long-term crop resilience, lowers on-farm energy dependence, and supports the people who grow the harvest.